U.S. Securities and Exchange Commission
                             Washington, D.C. 20549




                                  Form 10-SB/A

                                Amendment No. Two



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              VOXCOM HOLDINGS, INC.
                 (Name of Small Business Issuer in Its Charter)



           Nevada                                                75-2715335
 (State or Other Jurisdiction of                            (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)



  8115 Preston Road, Eighth Floor-East,  Dallas, Texas              75225
         (Address of Principal Executive Offices)                 (Zip Code)



                                 (214) 691-0055
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.0001 Par Value
                                (Title of Class)

Explanatory Note:

         Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to Voxcom Holdings, Inc., a Nevada corporation, and its wholly-owned subsidiaries, Voxcom Systems, Inc., AmeraPress, Inc, and The Home Business Group, Inc.



         The Company is filing the Form 10SB voluntarily. The Company's Common Stock has traded on the OTC Bulletin Board since November 1997, and the Company believes the market for its stock will be enhanced by being a reporting company. In addition, the Company intends to seek listing on either the Nasdaq SmallCap Market, the National Market System or the American Stock Exchange in the near future, for which a registration under the 1934 Act will be required.



PART I


Item 1.  Description of Business

General

         Newcorp One, Inc. ("Newcorp") is a corporation organized under the laws of the State of Nevada in September 1996 in accordance with the Plan of Reorganization of Weaver Arms Corporation ("Weaver"), as confirmed by the United States Bankruptcy Court, Central District of California on January 20, 1994. Weaver had existed as a publicly held corporation in the business of developing and manufacturing weapons until its filing for protection under the bankruptcy laws. Following its reorganization, Weaver changed its name to Madera International, Inc. and began operating as a timber harvesting and exporting company. A feature of Weaver's bankruptcy plan of reorganization allowed it to create Newcorp and distribute its common stock and Class A warrants to the shareholders and debtors of Weaver. Newcorp would then seek a merger partner that would contribute an operating business to Newcorp.

         The owners of Voxcom Systems, Inc. ("Voxcom Systems") and AmeraPress, Inc. ("AmeraPress") desired for Voxcom Systems and AmeraPress to consolidate and become publicly traded; however, they had been unsuccessful in negotiating a suitable underwriting arrangement to engage in a public offering.

         Therefore, in June 1997, the managements of Newcorp and Voxcom Systems negotiated an Agreement and Plan of Reorganization pursuant to which Newcorp acquired all of the issued and outstanding shares of common stock of Voxcom Systems in exchange for an aggregate of 4,000,000 shares of voting common stock of Newcorp, $.0001 par value per share, and 4,000,000 Class A Warrants, constituting approximately 80% of the outstanding securities of Newcorp. At the time of the acquisition of Voxcom Systems, Newcorp had no assets, business or operations.

         Voxcom Systems provides merchant accounts and credit card processing solutions to small businesses, home based businesses, multi-level marketing distributors, and independent distributors. In operation since January 1995, Voxcom Systems is engaged in the transaction processing industry, providing low-cost credit card processing to diverse merchants, including in-home businesses, through its patented and proprietary Credit Verification Phone system.

         Concurrent with its acquisition of Voxcom Systems, Newcorp acquired all of the issued and outstanding common stock of AmeraPress, Inc., a corporation organized under the laws of the State of Nevada in June 1997 to engage in the specialty printing and finishing business. AmeraPress succeeded to the business of Voxcom Sales, L.L.C. ("Voxcom Sales"), a company organized under the laws of the State of Delaware in November 1995. The common stock of AmeraPress was acquired in exchange for a $10,000,000 note, payable in 24 consecutive, equal monthly installments. The Promissory Note was collateralized by all of the outstanding shares of AmeraPress. In December 1997, the remaining balance of the Promissory Note was exchanged for 80,000 shares of Series A Preferred Stock redeemable at the option of the Company at the issue price of $100 each.

         On June 18,1997, Newcorp filed Restated Articles of Incorporation with the Secretary of State of Nevada, adding provisions regarding corporate management and control, and changing the name of the Company to "Voxcom Holdings, Inc." ("Voxcom Holdings").

          On July 1, 1997, the Company entered into a Consulting Agreement and Covenant Not to Compete with Kim Crowther and Brian Jensen to manage a company (the "Lecture Company") to conduct home business seminars to promote the Company's goods and services, including the printed products of AmeraPress, and to compensate them for their exclusive service to the Lecture Company for a period of 60 months by granting them 200,000 shares of the Company's common stock, 4% of the gross proceeds of sales by the Lecture Company, and commissions equal to 25% of the net profit of the Lecture Company on a combined basis. The Company will also grant them shares of the Company's common stock at June 30, 1998 in an amount equal to the net profit of the Lecture Company on a combined basis, subject to deductions for federal income tax, debt service obligations of the Lecture Company, and commissions paid, multiplied by the average price to earnings ratio of the Company's common stock over the 90 days prior to June 30, 1998, multiplied by 25%, and divided by the average over the 20 trading days preceding June 30, 1998 of the mean bid and ask price in the over-the-counter market. In each succeeding year of the Agreement, shares of common stock will be granted based on the same formula, except that instead of using net profit (as adjusted) as the starting number, the growth in net profit over the previous year will be substituted and the same adjustments applied. Home Business Group, Inc. ("HBG") was incorporated in the State of Delaware and acquired certain assets and liabilities of and continued the business of the Lecture Company, commencing during the quarter ended December 31, 1997. The continued operations of AmeraPress and HBG are referred to together as the "Home Business Segment".

         On March 13, 1998 the Company agreed to acquire all of the issued and outstanding shares of MAXpc Technologies, Inc. in consideration for the issuance of 210,000 shares of Common Stock. MAXpc has the exclusive manufacturing and marketing rights to certain multimedia computer hardware and software. Marketing of the product commenced at the end of April 1998. The contract also provides that 25% of the net after tax profits of MAXpc will be paid to the Seller.

         The Company's activities to date have consisted of the promotion and marketing through seminars of home- based business opportunities, the production and sale of customized printing and the sale and distribution of merchant credit card authorization and payment systems, as well as raising capital, locating and acquiring equipment, identifying prospective customers, and administrative activities relating to the foregoing. The Company's future business, including expansion of its present operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. See Part 1, Item 2 "Management's Discussion and Analysis or Plan of Operation."

         See Part I, Item 7, "Certain Relationships and Related Transactions" for information about the interests of certain directors, executive officers and promoters of the Company in the formation and reorganization transactions described above involving Voxcom Holdings, Voxcom Systems, AmeraPress, and HBG.

Principal Products, Distribution and Competitive Conditions

         The Company's activities are divided into three segments:

         (i)      Credit card processing and authorization systems;

         (ii)     Home-based business; and


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



         (iii)    Technology;

Credit Card Processing and Authorization Systems

         The Company, through its subsidiary Voxcom Systems, offers merchants of all sizes a competitive product which can include processing hardware, voice platform and authorization, and an attractive discount rate on all credit card transactions. In May, 1992, the credit card industry responded to increasing levels of credit card fraud by requiring advance authorization of all credit card transactions or else charging the merchant extra processing fees for unauthorized charges. It is estimated that 97% of all credit card purchases in the U.S. are preceded by such authorizations.

         For the small merchant, or direct salesperson, the Company offers its Credit Verification Phone ("CVP"), which is a host-based system utilizing an interactive Voice Platform instead of a modem. The device is manufactured by KIA Intertrade, an unaffiliated company located in Korea. The CVP is compact and light-weight. It does not require A.C. power, is portable, offers a voice tutorial to users, and can be used as a standard telephone if desired. Prices range from $195 to $395 for this product. The Company also provides minor repairs at its Euless, Texas facility for malfunctioning CVP terminals, and returns malfunctioning CVP terminals requiring major repair to the manufacturer for replacement.

         In addition to equipment, the Company provides credit card services as an independent sales organization (ISO) of Heartland Card Services, Inc., a credit processing company. The Company is charged interchange costs to the credit card provider (VISA and Master Card) by Heartland and pays to Heartland a share of the increase over the interchange cost charged to its clients. The Company also has agency agreements with Delta Card Systems/Woodforest Bank, Electronic Card Systems, First American Payment Systems/First National Bank in Brookings and Money Transfer System/NPC whereby the Company purchases credit card processing at an established rate, and retains the incremental price it charges its customers above that rate. Because of these relationships, the Company believes it is competitive in the rates being offered to all types of businesses ranging from the sole trader to large merchants.

         The Company's customers are broadly divided into two sections (i) small merchant, sole traders or direct sales person, and (ii) larger, often multi-locational businesses. Approximately 30% of sales were made to the small merchant category during the twelve months ended June 30, 1998.

         For the large merchant the Company is able to offer other manufacturers' systems such as Verifone and Hypercom purchased to meet the appropriate need. The larger merchants approached by the Company usually require more expensive and more sophisticated credit card processing equipment. Most of this equipment necessitates a dedicated phone line compared to the port ability of the CVP.



         Competition for credit card verification business is intense, and the market is saturated with systems to meet this need, many of which have greater experience in the industry and financial resources available to them. Most are modem based, on-line systems requiring a dedicated phone line, and the cost of access systems ranges from $195 to $1,700. The Company believes it can compete for a share of the business because of the affordability, portability and multiple uses of its CVP and due to its relationships with processing banks and card providers. In excess of $100 million of annual credit card processing has been contracted by the Company since October 1997. Competition in this section is also offered by major banking organizations or their subsidiaries, such as Bank America, Wells Fargo, Citibank, Chase and First USA. While these competitors obviously have more financial strength, the Company believes it can compete effectively because of its flexibility to respond to customer needs and its orientation to the smaller users in the marketplace.


         Business  is  generated  either by  incoming  responses  from  national
advertising   or  from   contact  by  the   Company's  75   commissioned   sales
representatives.

Home-Based Business Segment

         The Company operates this segment through two wholly owned subsidiaries, HBG and AmeraPress. HBG conducts seminars in major cities throughout the United States and offers attendees the opportunity to purchase introductory kits to approximately three different home-based businesses. One of these businesses is AmeraPress, and the others include vending machines and an Internet product, neither of which is affiliated with the Company except that a director of HBG is a shareholder and officer of the vending machine company, Vendworx, Inc. The Internet product has been developed by Wealth International, Inc. The Internet product provides distributors their own web pages so they can advertise and promote items, such as the AmeraPress trading cards, for profit. Additionally, they may sell quality items through an Internet mall and may market the mall site and receive overrides via a multi-level marketing payout plan. This vending product teaches people how to get involved with the vending industry and offers small, bulk-candy dispensing machines that they may purchase. The vending company teaches distributors how to place the machines, which locations are most profitable, and is a source for candy and supplies.

         HBG attracts its attendees by a mailing campaign requesting recipients to call in and register for attendance at the appropriate seminar. It earns its income from the sale of the introductory kits provided free or for a small charge by the offered businesses, and from an additional fee paid by those businesses for each sale made at a seminar. Such vendors may thereafter approach such attendees for the sale of additional materials. There are no written agreements between HBG and any of the vendors. The introductory kits are sold from prices ranging from $195 to $295 each or combined for prices ranging from $495 to $695. The purchase of these kits entitles the purchaser to become a distributor without any further charge. There is sufficient salable material in the kit to enable the distributor to recover the initial outlay.

         AmeraPress conducts business with the distributors enrolled at the HBG seminars by the purchase of the introductory kit. This kit includes video and audio tapes, distribution manual and sufficient salable materials to make 100% return on their cost. The distributors are advised by AmeraPress how to make their home business operate. Such business is to introduce consumers to the opportunity of having a photograph of their choice, and the appropriate words or sketches of their choice printed on high quality, fully-laminated trading, business, or greeting card, or post card or calendar. Sales are made by way of pre-paid voucher which the distributor buys from AmeraPress and resells to the consumer at a profit. Thereafter the distributor's job for that sale is finished, and the consumer returns the voucher with all appropriate information to AmeraPress for fulfillment. Distributors are not authorized to sell distributorships, and for that reason neither HBG nor AmeraPress are multi-level marketing organizations.


         AmeraPress conducts is printing operations in its 20,000 square foot facility in Euless, Texas. See Item 3 - Description of Property.


         The home-based business industry is extremely large and very competitive. Distributors are sought for many multi-level and direct sales organizations by means of phone and mail solicitation and via the Internet. Many companies operating as multi-level marketers are large and well- capitalized, including companies such as Amway, Mary Kay, Home Interiors & Gifts and Avon. Home-based business opportunities marketed via seminars are typically smaller firms without extensive operating histories, and many such companies are created and cease to exist each year. These companies rely on the responses to the mail campaigns for attendance at seminars. Other seminar companies use Infomercials on local and cable television. HBG's principal competitors include Financial Fortune System, HOME and the vast array of small operators. While, there is no certainty that the businesses being offered by HBG will be attractive to the attendees of the seminars, the Company believes it has been able to compete effectively due to the sheer size of the market for these goods and services and to the profit potential of the materials offered by the Company compared to those of many of its competitors.


Technology Division

         Through March 31, 1998, all of the Company's business and revenues were produced from the Home-Based Business Segment and the Credit Card Processing and Authorization Segment. However, the Company continually seeks opportunities to diversify its operations and exploit products and markets with the potential for rapid growth. The

Company believes that the technology offered by the multi-media add-in card of MAXpc Technologies, Inc. ("MAX") produced such an opportunity.



         In April 1998, the Company acquired all of the common stock of MAX, which has the exclusive right to manufacture and market a high performance, multi-media add-in card providing both hardware and software for personal computers. MAX has begun marketing its card under the trade name OOMPH! This card offers 22 different media functions consisting of the following:

         - H324 Video Phone over standard phone line with superior audio & video quality
         - PCI Video Capture (full motion 30fps with Realtime MPEG-1 compression) & stereo audio capture
         - Video Editing with 3-D Titling, wipe effects & fully syncronized audio soundtrack editing
         - Output captured video to VGA screen, VCR Tape, NTSC Television, Disk, or CD-Recordable
         - PCI DVD Video playback, smooth full-screen DVD-video on a Pentium 133 or faster
         - MPEG-1  Video  playback,  full motion  30fps; full screen or windowed
         - Output PC- VGA desktop screen to NTSC Television, 640x480 or hi-res virtual
         - Output DVD or MPEG  videos to NTSC Television for PC Home Theater
         - Display Live-Video (from Camera, VCR, or int. TV-tuner) full motion; full screen or windowed
         - PCI 2D accelerated Graphics VGA, up to 1280x1024 non-interlaced in high color
         - PCI 3D accelerated Graphics Rendering with Z-buffering, Gourad Shading, and more
         - PCI DSVD Modem v.34bis (230k data/33.6k band) with full TAPI support
         - Hands-free Speakerphone,  full-Duplex with acoustic echo cancellation
         - Voicemail Answermachine with Caller ID and Forwarding function
         - Fax V.17 (14.4k) Class 1, 2, and 2.0 with send and receive capability
         - Distinctive  Ring  call  routing  for  all telephony  functions
         - PCI Sound Card, compatible with  industry standards
         - Full Wave  Table  synthesis  with 32  simultaneous  voices (4meg)
         - Multiple *WAV channel playback/record capability(*multi-Duplex)
         - Dolby  Digital AC-3 Audio Output (5+1  channels) for DVD Playback
         - SRS 3D Audio  enhancement for surround sound from just 2 speakers
         - Industry Standard Joystick with MIDI port


         Such card enhances the performance of computers, either as an add-in at time of manufacture or installed into existing units. The card, with its own inbuilt processor, has the ability to perform multi-media software functions, simultaneously if need be, without detracting from the central processor of the computer. Additional software can be added to the card as developed.

         The card was developed by Chromatic Research of California, and, subsequent to its acquisition by the Company, MAX purchased the exclusive right to manufacture and market the card by the acquisition of Chromatic's inventory of partially completed units and components for a cost of approximately $550,000.

         Since April 1998, the staff of MAX have applied themselves to the development of a marketing campaign, including the purchase and registration of trade marks, trade names, and the development of packaging materials. Target markets are original equipment manufacturers, dealers and sellers in the industry. Evaluation cards have begun to be offered to industry groups, and a national marketing campaign is anticipated to commence in August 1998.

         No revenues or expenses of MAX were incurred prior to March 31, 1998, and none are included in the financial statements attached hereto or in any pro forma data.

         The Company continues to look for additional software applications which may be integrated into the card, and it is believed some of these will give rise to the availability of patent protection. The Company will continue limited research and development in this regard.

         Competition in the industry is extremely high, and new developments and products are offered regularly. Many of Max' competitors have greater experience in the industry and more financial resources available to them. Competition in multi-media products comes from companies such as ATI Technologies, Inc., Creative Technology, Ltd. and Sigma Designs, Inc. While these competitors obviously have more financial strength, the Company believes it can successfully compete because it believes the MAX board fulfills functions that no other single board can achieve. Marketing is being targeted to original equipment manufacturers, dealers and resellers in the industry. There is no assurance the marketing efforts for this computer card will be successful.

Environmental Impact

         None of the Company's activities utilize any hazardous materials or results in any discharge of pollutants into the environment. The Company believes it complies fully with all environmental laws and regulations.

Year 2000

         The Company does not expect any adverse consequences from the problems arising in the computer industry upon the advent of the year 2000.

Employees

         The Company employs a total of 132 full-time persons, including 44 in its HBG facility in St. George, Utah, 61 at its AmeraPress facility in Euless, Texas, 4 in its technology division, 17 in its credit card verification business, and six in its corporate headquarters, including three executive personnel. The credit card verification business also relies on the sales efforts of approximately 75 commission-only personnel. None of such persons is represented by a union, and the Company believes its relations with its employees is very good.

Regulation

         The Company's only regulatory issues not common to all businesses is the oversight of its home-based business services and sales programs by the U.S. Federal Trade Commission. The laws and regulations of the FTC provide for consumer protection against false and misleading sales promotions, but do not include any advance filing or approval requirements. The Company is required to exercise supervision over the methods and content utilized in the marketing of business opportunities, and it believes it is in compliance with these laws; however, see Part II, Item 2, "Legal Proceedings".











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



Item 2.  Management's Discussion and Analysis or Plan of Operation

General

         The Company through its wholly-owned subsidiaries:

         (i) sells and distributes merchant credit card authorization and payment systems to direct marketing merchants throughout the United States (commenced November 1994);

         (ii) markets home-based business through seminars (acquired in 1997) and produces customized printing for distribution by home-based businesses (commenced January 1996); and

         (iii)   manufacturers   and  markets  computer  hardware  and  software
                 (commenced April 1998).

         Revenues and expenses for the fiscal year ended June 30, 1996 applied only to the credit card authorization systems and to six months of the customized printing business. Revenues and expenses for the fiscal year ended June 30, 1997 applied to a full year for each of these businesses. No results from the computer hardware and software are included in the revenues and expenses for any period.

         For the nine months ended March 31, 1998, the Company's revenues and expenses apply to the operations of these two businesses for the whole period, and to the seminar business for only the six months since acquisition.



                                          SELECTED FINANCIAL INFORMATION

                                                                               Nine Months        Nine Months
                                                      Year Ended                 Ended              Ended
                                                6/30/96           6/30/97         3/31/97             3/31/98

Statement of Operations Data

         Net sales                            $ 2,005,486      $13,420,766      $9,596,882        $17,002,945
         Gross profit                           1,581,288       11,537,659       8,265,746         14,926,871
         Operating income (loss)                 (709,833)       3,162,307       2,219,844          1,592,787
         Net earnings (loss) after tax           (709,833)       2,923,519       2,113,259            917,730
         Net earnings (loss) per share               (.14)             N/A             N/A               .17
         Pro forma net earnings (1)                    --        1,964,378       1,398,502                --
         Pro forma earnings per share                  --              .39             .28                --

(1) Pro forma net earnings give effect to income taxes that would have been provided if the Company had been subject to federal and state income taxes for all periods. See Note L to Financial Statements.

                                                    June 30, 1997                          March 31, 1998
                                                    -------------                          --------------
Balance Sheet Data

         Total assets                                $  1,312,441                          $ 3,885,183
         Working capital deficit                       (5,017,331)                          (1,591,605)
         Total liabilities                             10,438,045                            3,518,057
         Stockholders' equity (deficit)                (9,125,604)                             367,126



Results of Operations

Nine months ended March 31, 1998 compared to nine months ended March 31, 1997.

Revenues

         Revenues increased by approximately 77% from $9,596,882 in the nine months ended March 1997 to $17,002,945 in the nine months ended March 1998. This increase was primarily from sales by the Home Based Business Segment through expansion of the printing business and to the inclusion of the revenues of Home Business Group Inc. Revenues of this segment were the largest component of sales and increased by approximately 99% from $8,586,852 in the nine months ended March 1997 to $17,047,755 in the nine months ended March 1998.

         Revenues during the nine months ended March 31, 1998 were adversely affected by the FTC action (See "Recent Events"). This effect has not been quantified.

Cost of Sales

         Cost of sales increased by approximately 56% from $1,331,136 in the nine months ended March 1997 to $2,076,074 in the nine months ended March 1998. The increase resulted from the increased operating activity of the Home Based Business Segment, but reflects the higher margins obtainable as such sales increase.

Gross Profit

         Group gross profit increased approximately 81% from $8,265,746 in the nine months ended March 1997 to $14,926,871 in the nine months ended March 1998. The increase is almost entirely due to, and reflects the expansion of, the printing business and the inclusion of gross profit from the seminar business, both forming the Home Based Business Segment. This 88% gross margin demonstrates the attractiveness of this business to the Company.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 121% from $6,045,902 in the nine months ended March 1997 to $13,334,084 in the nine months ended March 1998. The increase was due almost entirely to the Home Based Business Segment and reflects the increases of labor, commissions, delivering expenses, and overheads necessary to achieve the increased revenues achieved by the division. In addition, attorney fees increased by $405,226 to $463,272, for the nine months ended March 1998, due primarily to the defense against the FTC action. (See "-Recent Events").

Interest Expense

         Interest expense of $141,734 incurred during the nine months ended March 1998 was paid primarily on the promissory note to the Company's Shareholders who sold AmeraPress to the Company. On December 15, 1997 the note was converted to Series A Preferred Stock, and no further interest is payable. No interest expense was incurred for the nine months ended March 1997.

Income Taxes

         Income taxes of $533,323 were accrued based on income earned for the nine months ended March 1998. Only state income tax was accrued for the nine months ended March 1997, because for that period the income was earned in a limited liability company for which the members of the LLC were personally responsible for federal taxes on the Company's income.

Net Earnings

         Net earnings decreased by approximately 57% from $2,113,259 in the nine months ended March 1997 to $917,730 in the nine months ended March 1998. This decrease was due to the increased profitability of the Home Based Business Segment and reflected both the business expansion and the inclusion of the seminar business, offset by significantly higher selling, general and administrative expenses and legal fees related to the defense against the FTC action. (See "-Recent Events"). In addition, income tax expense of $533,323 was recorded for the nine months ended March 1998, while $106,585 was recorded for the nine months ended March 1997.

Fiscal year ended June 30, 1997 compared to year ended June 30, 1996

Revenues

         Revenues increased by approximately 569% from $2,005,486 in the year ended June 30, 1996 to $13,420,766 in the year ended June 30, 1997. The increase is due almost entirely to the Home Based Business Segment which booked its first full year of operation.

Cost of Sales

         Cost of sales increased by approximately 344% from $424,198 in the year ended June 30, 1996 to $1,883,107 in the year ended June 30, 1997. The increase was almost entirely due to the Home Based Business Segment and represents the increased costs needed to achieve the increased revenues.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 266% from $2,291,121 in the year ended June 30, 1996 to $8,375,352 in the year ended June 30, 1997. The increase represents the costs of labor, commissions, delivery expenses, and overheads required by the Home Based Business Segment to achieve the increased revenues.

Interest Expense

         Interest expense of $44,247 incurred in the year ended June 30, 1997 was paid on the promissory note to the Sellers of AmeraPress. No interest expense was incurred in the year ended June 30, 1996.

Income Tax

         The income tax expense in the year ended June 30, 1997 of $194,541 was accrued on the net profit of the divisions earned from the date of acquisition by the Company to June 30, 1997. No income tax was accrued in the year ended June 30, 1996. The effective rate of tax for the year ended June 30, 1997 was less than the full statutory rate due to the availability of net operating losses from prior years.

Net Earnings

         Net earnings increased from a loss of $709,833 in the year ended June 30, 1996 to a profit of $2,923,519 in the year ended June 30, 1997. The increase of profitability was almost entirely due to the Home Based Business Segment which operated for the full year to June 30, 1997 compared to only six months in the year to June 30, 1996.

Liquidity

         The Company had working capital deficits of ($1,591,605) at March 31, 1998 and ($5,017,331) at June 30, 1997. The Company's cash flow and working capital requirements are primarily affected by the receipt of payments from customers, which generally are due at the time of sale, and payment of operating expenses. The reduction in the working capital deficit from June 30, 1997 to March 31, 1998, of $3,425,726, included (a) additional investment in receivables and other assets as a result of increased sales and related activities; (b) $5,000,000 of current maturities of notes payable to stockholders were converted to preferred stock; (c) accounts payable increased by $1,748,757, from $536,953 at June 30, 1997 to $2,285,710 at March 31, 1998 and accrued expenses increased by $552,772 from $66,551 at June 30, 1997 to $619,323 at March 31, 1998. The
increases are due to additional payables related to the increased level of sales and related costs, $400,000 accrued for estimated refunds to be given to customers as a result of the FTC action and accrual of $326,817 of legal fees incurred as a result of the FTC action; (d) income taxes payable increased by $338,782, from $194,541 at June 30, 1997 to $533,323 at March 31, 1998. Income
taxes were accrued based on income earned for the nine months ended March 31, 1998, while federal income taxes were accrued only on earnings from the date of acquisition of AmeraPress during the year ended June 30, 1997 due to the availability of net operating losses from prior years, and the company operated as a limited liability company prior to the AmeraPress acquisition, and the members of the LLC were personally liable for federal taxes on the Company's income. Therefore, the Company's operating activities provided net cash of $2,616,865 for the nine months ended March 31, 1998 and $3,290,810 for the year ended June 30, 1997.

         Investing activities of the Company consisted of the acquisition of property and equipment in the amounts of $263,978 and $703,949 for the year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

         Financing activities of the Company consisted of note repayments and distributions to stockholders in the total amounts of $2,680,000 and $1,560,299 for the year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

         Notes payable to stockholders in the total amount of $8,000,000 were converted to preferred stock in the nine months ended March 31, 1998.

         Future cash resources available to the Company are expected to come from profitable operations and the additional issue of shares as a result of anticipated exercises of warrants at $4 each. Should the need arise for further funding for increases in inventories or for capital equipment, the Company would address the possibility of lines of credit from lending authorities and new issues of capital stock. There is no assurance that these resources will be available to the Company.

Recent Events

Federal Trade Commission

         On February 17, 1998, the Federal Trade Commission (FTC) obtained from the United States District Court an ex parte Temporary Restraining Order and Asset Freeze on AmeraPress, Inc., and Home Business Group, Inc., two of the subsidiary companies of the Company. A Temporary Receiver was also appointed by the Court. The FTC alleged that the Company was offering prepaid business ventures in which the purchaser could expect to receive a specific level of earnings and that such representations were false and misleading and constituted deceptive acts or practices in violation of Section 5(c) of the FTC Act (15 U.S.C Sec 45(a)).

         On February 27, 1998, the Federal District Court removed the Temporary Restraining Order and replaced it with a new order which substantially eased the restrictions placed on the Company. Under the new order, the Company resumed operations under limited oversight by a court appointed monitor to review expenditures of the Company within specified limits and monitor sales information.

         On April 6, 1998, the defendants filed a counterclaim against the FTC alleging that the FTC acted unlawfully in obtaining an exparte restraining order that was overbroad, harassing and inappropriate to the Company's situation, and that the FTC had acted in a pattern of deceit, coercion and harassment to obtain information from and about the defendants.

          On April 13, 1998 the FTC and the Company agreed to a compromise and settlement of the case. The Company did not admit to any violation of any law, statute, rule, or regulation or to the commission of any wrongful act; however, it believed that it reached a settlement that would end the litigation and permit the Company to operate under reasonable restrictions. Such agreed order of settlement included a permanent injunction against making any false or misleading statement or misrepresentation about any business venture, product or service offered by it and the potential income that might be derived therefrom.

         The agreement with FTC included the payment to the FTC of refunds to distributors which would be reimbursed to those distributors by FTC. Refunds due prior to the FTC action were approximately $145,000 and increased to more than $465,000 during the time of the FTC investigation. The Company believes that many of the distributors were led to believe that the Company was being closed. In addition, the Company paid an administrative fee of $35,000. The Company has a policy of offering refunds to distributors for a period of ten days, and the average rate of refunds experienced before the FTC action was approximately 10% of sales.

         Legal fees approximating $500,000 have been incurred and paid fighting this action. These requests for refunds and legal fees have adversely affected the Company's profitability and cash resources during the fourth quarter of fiscal 1998. To meet these extraordinary expenses the Company encouraged warrant holders to exercise, by reducing the exercise price of its Class A Warrants from $6.00 to $4.00 per warrant as permitted by the instrument creating the warrant. As of June 30, 1998, a total of 160,835 shares had been issued upon exercise of warrants, generating $643,340 in additional equity. In addition, in June 1998 the Company issued Convertible Debentures for $400,000 and 350,000 shares of Series B Preferred Stock for a purchase price of $3,500,000. The Company has therefore obtained adequate cash to enable it to return to a full operating level and meet its obligations for the foreseeable future.

MAXpc Technologies, Inc.

         On March 13, 1998, the Company agreed to purchase all of the issued and outstanding stock of MAXpc Technologies, Inc., subject to a 30 day due diligence period. The Company believed that MAX provided an opportunistic source of revenues that could be acquired for common stock and future development costs and that could provide an entry into the rapidly expanding market for computer equipment.

         On April 13, 1998, the agreement became effective, and 200,000 shares of common stock were issued to the Seller. At the same time, finders fees of 10,000 shares of common stock were issued. MAX's assets consisted only of its contract rights to acquire and develop its products and associated know-how and good will. Since the acquisition, the activities of MAX have consisted of the development of a marketing program, purchase and registration of trade marks and trade names and development of packaging materials.

         MAXpc Technologies, Inc. has the exclusive rights to manufacture and market a high performance, multi- media add-in card providing both hardware and software for inclusion in either new or existing computers.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information as of June 30, 1998 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such securities by each director of the Company and by all directors and executive officers of the Company as a group.



                                    Number of Shares                        Number of Shares
                                   (Assuming No Exercise                   (Assuming Exercise
Name and Address of                 of Class A Warrants                    of Class A Warrants
 Beneficial Owner                       by Holder) (1)      Percent            by Holder)(1)            Percent
-----------------------            ----------------------   -------        ----------------------       -------

Common Stock

Lawrence R. Biggs, Jr.                   1,070,000            17.2              2,158,000                 29.5
  8115 Preston Road
  Eighth Floor-East
  Dallas, Texas 75225

Lawrence A. Cahill                       2,049,800            32.9              3,949,800                 48.6
 3330 Southgate, S.W.
 Cedar Rapids, Iowa 52404

Donald G. McLellan(2)                      800,000            12.9              1,460,000                 21.2
  8115 Preston Road
  Eighth Floor-East
  Dallas, Texas 75225

Ronald L. Brown                             50,000             0.8                 50,000                  0.8
  Suite 2200
  One Galleria Tower
  Dallas, Texas 75240

Directors and executive                  4,382,300            70.4              8,030,300                 81.3
  officers as a group
  (9 persons)






Series B Preferred Stock

Name and Address of                 Number of                          Percentage of                Number of
Beneficial Owner                    Series B Shares                    Series B Shares              Common Shares (3)
----------------                    ---------------                    ---------------              -----------------

Dominion Capital Fund, Ltd.         200,000                            57.1                         2,000,000
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2

Sovereign Partners, Limited         110,000                            31.5                         1,100,000
 Partnership
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2

Canadian Advantage Ltd.              40,000                            11.4                           400,000


  Partnership
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2


---------------

(1) Messrs. Biggs, Cahill, McLellan and all executive officers and directors as a group beneficially own Class A Warrants exercisable until June 1999 at a price of $4.00 per share for 1,088,000, 1,900,000, 660,000 and 3,648,000 shares of Common Stock, respectively.

(2) Mr. McLellan has 50% voting and investment power in Vision Finance and Management, a family company which owns of record 400,000 shares of Common Stock and 400,000 Class A Warrants included in the table as being beneficially owned by Mr. McLellan. His spouse owns the other 50% of Vision Finance and Management.


(3) See Item 8 - "Description of Securities - Series B Preferred Stock." Shares of common stock issued upon conversion is based upon recent conversion price of $1.00 per share. Such conversion price varies with the market price of the Common Stock. Shares of Common Stock issuable upon conversion are being registered by the Company for resale on the Company's trading market.

         The Company is not aware of any arrangement which might result in a change in control in the future.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. Financial Statements as of June 30, 1997 and for the year then ended have been audited by Grant Thornton LLP, as stated in their report. Audited Financial Statements for the year ended June 30, 1996 are not available, and unaudited financial statements are included pursuant to the Form 10-SB, Part F/S. Financial Statements for the nine month periods ended March 31, 1997 and 1998 have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.

Report of Independent Certified Public Accountants

Consolidated Balance Sheets as of June 30, 1997 and March 31, 1998 (unaudited)

Consolidated   Statements  of  Earnings  for  the  years  ended  June  30,  1996
(unaudited) and 1997 and the nine months ended March 31, 1997 (unaudited) and 1998 (unaudited)

Consolidated Statement of Stockholders' Equity (Deficit) for the years ended June 30, 1996 (unaudited) and 1997 and the nine months ended March 31, 1998 (unaudited)

Consolidated Statements of Cash Flows for the years ended June 30, 1996 (unaudited) and 1997 and the nine months ended March 31, 1997 (unaudited) and 1998 (unaudited)

Notes to Consolidated Financial Statements

               Report of Independent Certified Public Accountants



Board of Directors and Stockholders
Voxcom Holdings, Inc.


We have audited the accompanying consolidated balance sheet of Voxcom Holdings, Inc. and Subsidiaries as of June 30, 1997, and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Voxcom Holdings, Inc., and Subsidiaries as of June 30, 1997, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Dallas, Texas
October 28, 1997



                              Voxcom Holdings, Inc.

                           CONSOLIDATED BALANCE SHEETS

                                                                                               March 31,
                ASSETS                                                       June 30, 1997       1998
                                                                             -------------    ----------
                                                                                              (unaudited)

CURRENT ASSETS
    Cash and cash equivalents                                                  $   375,687    $   728,304
    Inventories                                                                    363,409        378,312
    Receivables                                                                       --          411,465
    Other current assets                                                            41,618        408,371
                                                                               -----------    -----------

                  Total current assets                                             780,714      1,926,452

PROPERTY AND EQUIPMENT, AT COST
    Machinery and equipment                                                        323,606        679,227
    Furnishings                                                                    103,281        451,609
                                                                               -----------    -----------
                                                                                   426,887      1,130,836
       Less accumulated depreciation                                               117,895        188,306
                                                                               -----------    -----------
                                                                                   308,992        942,530

OTHER ASSETS                                                                       222,735      1,016,201
                                                                               -----------    -----------

                                                                               $ 1,312,441    $ 3,885,183
                                                                               ===========    ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Current maturities of notes payable to stockholders                        $ 5,000,000    $    79,701
    Accounts payable                                                               536,953      2,285,710
    Accrued expenses                                                                66,551        619,323
    Income taxes payable                                                           194,541        533,323
                                                                               -----------    -----------

                  Total current liabilities                                      5,798,045      3,518,057

NOTES PAYABLE TO STOCKHOLDERS, less current maturities                           4,640,000           --

COMMITMENTS                                                                           --             --

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock, $100 par value; authorized, 50,000,000 shares;
       issued and outstanding, 80,000 shares at March 31 (unaudited)                  --        8,000,000
    Common stock, $.0001 par value; authorized, 25,000,000 shares;
       issued and outstanding, 4,999,937 shares at June 30 and 5,574,937
       shares at March 31 (unaudited)                                                  500            557
    Additional paid-in capital                                                        --          574,943
    Accumulated deficit                                                         (9,126,104)    (8,208,374)
                                                                               -----------    -----------
                                                                                (9,125,604)       367,126
                                                                               -----------    -----------

                                                                               $  1,312,44    $ 3,885,183
                                                                               ===========    ===========


                              Voxcom Holdings, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                               Nine months ended
                                                          Year ended June 30,                       March 31,
                                                   -----------------------------      ----------------------------------
                                                       1996              1997             1997                  1998
                                                       ----              ----             ----                  ----
                                                   (unaudited)                                   (unaudited)


Net sales                                           $2,005,486       $13,420,766       $9,596,882            $17,002,945
Cost of sales                                          424,198         1,883,107        1,331,136              2,076,074
                                                    ----------       -----------       ----------             ----------

                Gross profit                         1,581,288        11,537,659        8,265,746             14,926,871

Selling, general and
    administrative expenses                          2,291,121         8,375,352        6,045,902             13,334,084
                                                    ----------       -----------        ---------            -----------

                Operating income (loss)               (709,833)        3,162,307        2,219,844              1,592,787

Interest  expense                                           -             44,247              -                  141,734
                                                    ----------       -----------      -----------             ----------

                Earnings (loss) before
                    income taxes                      (709,833)        3,118,060        2,219,844              1,451,053

Income taxes                                                -            194,541          106,585                533,323
                                                    ----------       -----------       ----------               --------

                Net earnings (loss)                 $ (709,833)      $ 2,923,519       $2,113,259            $   917,730
                                                    ==========       ===========       ==========            ===========

Earnings (loss) per share - basic                        ($.14)                                                     $.17
                                                          ====                                                       ===

Weighted average shares outstanding                  4,999,937                                                 5,507,938
                                                     =========                                                 =========

Unaudited pro forma information (Note L):
    Earnings before income taxes                                      $3,118,060       $2,219,844
    Pro forma income tax expense                                       1,153,682          821,342
                                                                       ---------         --------

                Pro forma net earnings                                $1,964,378       $1,398,502
                                                                       =========        =========
Pro forma earnings per share - basic                                        $.39             $.28
                                                                             ===             ====

Weighted average shares outstanding                                    4,999,937        4,999,937
                                                                       =========        =========



                              Voxcom Holdings, Inc.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                       Additional
                                                  Common stock                 Preferred stock          paid-in
                                          --------------------------    --------------------------
                                              Shares         Amount         Shares         Amount       capital
                                              ------         ------         ------         ------      -----------


Balances at July 1, 1995                      100,000   $      1,000            --     $       --     $    444,000

Net loss for the year                            --             --              --             --             --

Capital contributions                            --             --              --             --          850,000
                                         ------------   ------------    ------------   ------------   ------------

Balances at June 30, 1996 (unaudited)         100,000          1,000            --             --        1,294,000

Reorganization (Note A) Merger of
     Voxcom Holdings, Inc.
       And Voxcom Systems, Inc.             4,899,937           (500)           --             --       (1,294,000)
    Notes issued for acquisition
       of AmeraPress, Inc.                       --             --              --             --             --

Distributions to stockholders                    --             --              --             --             --

Net earnings for the year                        --             --              --             --             --
                                         ------------   ------------    ------------   ------------   ------------

Balances at June 30, 1997                   4,999,937            500            --             --             --

Issuance of stock                             575,000             57            --             --          574,943

Conversion of debt                               --             --            80,000      8,000,000           --

Net earnings for the period                      --             --              --             --             --
                                         ------------   ------------    ------------   ------------   ------------
Balances at March 31, 1998 (unaudited)      5,574,937   $        557          80,000   $  8,000,000   $    574,943
                                         ============   ============    ============   ============   ============

                                          Accumulated
                                             deficit            Total
                                         ------------    ------------
Balances at July 1, 1995                 $   (714,290)   $   (269,290)

Net loss for the year                        (709,833)       (709,833)

Capital contributions                            --           850,000
                                         ------------    ------------

Balances at June 30, 1996 (unaudited)      (1,424,123)       (129,123)

Reorganization (Note A) Merger of
     Voxcom Holdings, Inc.
       And Voxcom Systems, Inc.             1,294,500            --
    Notes issued for acquisition
       of AmeraPress, Inc.                (10,000,000)    (10,000,000)

Distributions to stockholders              (1,920,000)     (1,920,000)

Net earnings for the year                   2,923,519       2,923,519
                                         ------------    ------------

Balances at June 30, 1997                  (9,126,104)     (9,125,604)

Issuance of stock                                --           575,000

Conversion of debt                               --         8,000,000

Net earnings for the period                   917,730         917,730
                                         ------------    ------------
Balances at March 31, 1998 (unaudited)   $ (8,208,374)   $    367,126
                                         ============    ============

         The accompanying notes are an integral part of this statement.


                              Voxcom Holdings, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Nine months ended
                                                              Year ended June 30,                  March 31,
                                                         --------------------------    -------------------------
                                                             1996             1997         1997           1998
                                                            ------           ------       ------         ------
                                                          (unaudited)                               (unaudited)
Cash flows from operating activities
    Net earnings (loss)                                  $  (709,833)   $ 2,923,519    $ 2,113,259    $   917,730
    Adjustments to reconcile net earnings (loss)
       to net cash provided by operating activities:
          Write-off of receivables                              --          258,085           --           10,657
          Depreciation and amortization                        5,320         71,489         48,019        185,731
          Stock issued for services                             --             --             --           25,000
          Change in operating assets and liabilities
              Receivables                                       --             --             --         (422,122)
              Other current assets                          (354,940)        65,288        178,580       (366,753)
              Inventories                                    (60,354)      (303,459)      (356,855)       (14,903)
              Other assets                                   (54,830)       (67,898)        (7,592)      (358,786)
              Accounts payable and accrued
                 expenses                                    466,759        149,245         36,574      2,301,529
              Income taxes payable                              --          194,541        106,585        338,782
                                                         -----------    -----------    -----------    -----------

                 Net cash provided by (used in)
                    operating activities                    (707,878)     3,290,810      2,118,570      2,616,865

Cash flows from investing activities
    Acquisition of property and equipment                   (120,687)      (263,978)      (227,918)      (703,949)

Cash flows from financing activities
    Capital contributions                                    850,000           --             --             --
    Payments on notes payable to stockholders                   --         (760,000)      (400,000)    (1,560,299)
    Distributions paid to stockholders                          --       (1,920,000)    (1,225,000)          --
                                                         -----------    -----------    -----------    -----------

                 Net cash used in financing activities       850,000     (2,680,000)    (1,625,000)    (1,560,299)

Net increase in cash                                          21,435        346,832        265,652        352,617

Cash at beginning of period                                    7,420         28,855         28,855        375,687
                                                         -----------    -----------    -----------    -----------

Cash at end of period                                    $    28,855    $   375,687    $   294,507    $   728,304
                                                         ===========    ===========    ===========    ===========

Supplemental disclosure of cash flow information:
    Interest paid                                        $      --      $      --      $      --      $   185,981
    Income taxes                                         $      --      $      --      $      --      $        --
    Noncash investing and financing activities
       Common stock issued for services and
          noncompetition agreements                      $      --      $      --      $      --      $   575,000







        The accompanying notes are an integral part of these statements.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE A - BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Voxcom Holdings, Inc. (Holdings) and its subsidiaries, Voxcom Systems, Inc. (Systems), AmeraPress, Inc. (AmeraPress) and Home Business Group, Inc.
     (HBG), collectively, "the Company."

     Holdings, formerly Newcorp One, Inc., was incorporated in 1996. On June 17, 1997, Holdings, which had no operations and no significant assets or liabilities, issued 4,000,000 shares of its common stock (equal to 80% of its then outstanding shares) for all of the outstanding capital stock of Systems.

     Since the stockholders of Systems owned 80% of the common stock of Holdings after the sale of Systems, Systems is deemed to be the acquiring corporation for accounting purposes. Concurrent with the above transactions, Holdings acquired all of the outstanding common stock of AmeraPress in exchange for a $10,000,000 note, payable in 24 equal monthly installments. AmeraPress was incorporated on June 19, 1997 and succeeded to the business of Voxcom Sales, L.L.C. (Voxcom Sales).


     Voxcom Sales and Systems were under common control. Accordingly, the financial statements include the accounts or a historical cost basis of Systems and Voxcom Sales/AmeraPress for all periods presented. The $10,000,000 note given in the acquisition of AmeraPress has been deemed a distribution to the shareholders of AmeraPress for accounting purposes and resulted in a charge to stockholders' equity of a like amount.


     Home Business Group, Inc. (HBG), a wholly-owned subsidiary, commenced operations on October 1, 1997.

     The financial statements include the operations of Systems and Voxcom Sales from July 1, 1996 and AmeraPress and Holdings from June 17, 1997, and HBG from October 1, 1997.


NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Business
    --------

    AmeraPress sells materials to home-based businesses and produces laminated, customized sports, trading, and greeting cards sold by those businesses. HBG conducts seminars and sells introductory kits to home-based businesses. AmeraPress and its predecessor, Voxcom Sales, L.L.C., accounted for approximately 89% of total revenues for the year ended June 30, 1997. Systems sells and provides services related to credit card verification units for merchants.

    Advertising Costs
    -----------------

    The Company charges advertising costs to expense when incurred. Advertising costs for the year ended June 30, 1997 were approximately $213,000.

    Cash and Cash Equivalents
    -------------------------

    Cash and cash equivalents include cash in banks and all highly liquid investments with maturities of three months or less when purchased.

    Inventories

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)


NOTE B-BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES-Continued


     Inventories
     -----------

     Inventories consist principally of finished goods and are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

     Property and Equipment
     ----------------------

     Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the individual assets, ranging from five to seven years.

     Revenue Recognition
     -------------------

     Sales of products and services are recorded as products are shipped or services are rendered.

     Earnings (Loss) Per Share
     -------------------------

     The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) effective December 31, 1997. In accordance with SFAS No. 128, the Company computes basic earnings or loss per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock purchase warrants, had been issued. For all periods presented, there was no dilutive effect from outstanding stock purchase warrants.

     The computation of weighted average shares outstanding gives retroactive effect to the shares issued by Holdings in the acquisition of Systems (Note
     A).

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

     Interim Financial Statements


     The accompanying interim financial statements are unaudited. They have been prepared in accordance with generally accepted accounting principles for interim financial information and Item 310(b) of Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.


NOTE C - ACQUISITION OF BUSINESS

     Effective October 1, 1997, the Company acquired certain assets and liabilities of a company engaged in the business of home-based business seminars for no consideration. The acquisition was accounted for as a purchase, and the financial statements include the operations of the acquired business since October 1, 1997.

     The following unaudited pro forma data presents combined net sales and net earnings assuming the acquisition had taken place at the beginning of fiscal 1997. Pro forma net earnings reflect both the pro forma effect of income taxes (see Note L) and the pro forma effect of the acquisition:

                                                           Nine months ended
                                 Year ended                    March 31
                                 June 30, 1997          1997             1998
                                 -------------          ----             ----

       Net sales                 $21,968,000         $16,261,000     $19,449,000
       Net earnings               1,936,000            1,185,000       1,406,000
       Earnings per share             .39                   .24             .26




NOTE D - OTHER ASSETS

    Other assets consist of the following:

                                             June 30, 1997       March 31, 1998
                                                                  (unaudited)
                                             -------------       --------------

         Deposits                            $221,689              $  596,576
         Noncompetition agreements               -                    400,305
         Other                                  1,046                  19,320
                                             --------              ----------

                                             $222,735              $1,016,201
                                             ========              ==========

         During 1997, the Company issued 500,000 shares in exchange for non-compete agreements with various individuals. The agreements are being amortized over their respective lives, ranging from 32 to 60 months.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)


NOTE E - NOTES PAYABLE

    Notes payable to stockholders are due in 24 equal monthly installments of principal plus interest. The Company has the right to defer all or any part of any 12 installments by paying all accrued interest required on the date of payment, provided that all principal and interest shall be paid by June 11, 2001. The notes bear interest at prime, adjusted each December 31. The interest rate at June 30, 1997 was 8.5%. The notes are collateralized by all of the outstanding shares of AmeraPress.

    In December 1997, $8,000,000 principal amount of notes were exchanged for 80,000 shares of preferred stock. The preferred stock pays no dividends and is redeemable at the option of the Company.


NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of notes payable approximates carrying value because the notes have variable interest rates. Due to their short-term nature, the fair value of cash, cash equivalents and accounts payable approximates their carrying value.


NOTE G - LEASE COMMITMENTS

    The Company leases offices and warehouse space and equipment under various noncancellable lease agreements. Total rent expense was $180,097 for the year ended June 30, 1997. As of June 30, 1997, the future minimum rental payments are as follows:

                      Year ending
                         June 30,
                      -----------
                           1998              $139,383
                           1999               111,096
                           2000                62,168
                           2001                56,958
                           2002                15,762
                                              -------

                                             $385,367
                                             ========

    In February 1998, the Company entered into a new lease agreement for office space with a five-year term. Monthly rental payments are approximately $24,000.


NOTE H - INCOME TAXES

    The provision for income taxes for the year ended June 30, 1997, consists of the following:

                           Federal          $ 52,257
                           State             142,284
                                            --------

                                            $194,541
                                            ========

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE H - INCOME TAXES - Continued

    Voxcom Sales, the predecessor to AmeraPress, was a limited liability company. Therefore, federal income taxes on its earnings were the liability of its stockholders. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense for the year ended June 30, 1997:

          Tax at statutory rate                                                    $1,060,141
          Earnings of Voxcom Sales, not subject to federal tax                       (838,629)
          State income tax, net of federal benefit                                    131,646
          Benefit of utilization of net operating loss carryovers of Systems         (157,155)
          Other                                                                        (1,462)
                                                                                   ----------

          Income tax expense                                                       $  194,541
                                                                                   ==========


    At June 30, 1997, the Company had no remaining operating loss carryovers and no material deferred income tax assets or liabilities.



NOTE I - STOCK PURCHASE WARRANTS

    All stockholders of Holdings were given one Class A warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of common stock for $6.00. If not exercised, warrants expire in June 1999. If exercised, the holder will receive one Class B warrant for each Class A warrant. Each Class B warrant entitles the holder to purchase one share of common stock for $20.00 and expires in June 1999.

    At June 30, 1997, there were 4,999,937 Class A warrants outstanding; none had been exercised.

    In March 1998, the Company reduced the exercise price of the class A warrants to $4.00.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE J - INDUSTRY SEGMENTS


    The Company operates in two industry segments, as described in Note B.

    Financial information by segment as of June 30, 1997 and for the year then ended is as follows:


                                                   Home-based    Credit card
                                                   businesses       verification    Corporate      Consolidated

Sales to unaffiliated customers                    $12,008,786    $1,411,980      $        -        $13,420,766
                                                   ===========    ==========      ==========        ===========

Operating income                                   $ 2,700,086    $  462,221      $        -        $ 3,162,307
Corporate expenses                                           -             -         (44,247)           (44,247)
                                                   -----------    ----------      ----------        -----------

Earnings before income taxes                       $ 2,700,086    $  462,221      $  (44,247)       $ 3,118,060
                                                   ===========    ==========      ==========        ===========

Identifiable assets at June 30, 1997               $ 1,168,394    $  144,047      $        -        $ 1,312,441
                                                   ===========    ==========      ==========        ===========

Capital expenditures                               $   250,208    $   13,770      $        -        $   263,978
                                                   ===========    ==========      ==========        ===========

    Operating income is revenue less operating expenses, exclusive of corporate interest expense.



NOTE K - FEDERAL TRADE COMMISSION SETTLEMENT (unaudited)

    In April 1998, the Company and the Federal Trade Commission (FTC) agreed to a compromise and settlement of a lawsuit filed by the FTC in February 1998. The FTC had alleged violations of the FTC Act in connection with the Company's business of marketing sales opportunities for home-based businesses.

    The agreement resulted in refunds by the Company to distributors in the amount of approximately $145,000 which were due at the time the lawsuit was filed, plus an additional $320,000 which arose during the FTC's investigation after the lawsuit was filed. The Company believes that many of the distributors were led to believe during the investigation that the Company was being closed. The Company has a policy of making refunds to distributors for a period of ten days after receipt of goods.

    Legal fees in connection with this matter were approximately $500,000.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)




NOTE L - PRO FORMA DATA

    As discussed in Note G, Voxcom Sales was a limited liability company, and income taxes on its earnings were the liability of its shareholders. The unaudited pro forma income tax information included in the statements of earnings presents income tax expense as though the Company had been subject to federal and state income taxes for all periods presented.

                                    PART III


Item 1.  Index to Exhibits

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.       Description of Document
--------------------------------------------------------------------------------

2.01              Agreement and Plan of Reorganization, dated
                  June 9, 1997, among Newcorp One, Inc. and the shareholders of Voxcom Systems, Inc.

2.02.1 Stock Purchase Agreement, dated June 30, 1997, among Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc.

2.02.2 Promissory Note, dated June 30, 1997, in connection with Stock Purchase Agreement between Voxcom Holdings, Inc. and the Shareholders of AmeraPress, Inc.

2.02.3 Security Agreement-Pledge, dated June 30, 1997, in connection with Promissory Note between Voxcom Holdings, Inc. and the Shareholders of
                  AmeraPress, Inc.

2.03.1            Stock Purchase Agreement regarding MAXpc

2.03.2            Employment Agreement with Gary Raabe

3.01              Restated   Articles  of   Incorporation   of
                  Newcorp One, Inc., dated June 12, 1997.

3.02              By-laws of Voxcom Holdings, Inc.

3.03              Certificate of Decrease in Authorized and
                  Issued Shares.

3.04              Certificate of Designation regarding Series A Preferred Stock

3.05              Certificate of Designation  regarding Series B Preferred Stock

4.01.1 Securities Purchase Agreement dated June 19, 1998 with Carmax Investments, Inc.

4.01.2            5% Convertible Debenture due May 31, 2000 dated June 19, 1998





                                      III-1

4.02. 1 Securities Purchase Agreement dated June 22, 1998 among the Company and Dominion Capital Fund, Ltd. and
                  Sovereign Partners, Limited Partnership

4.02.2            Registration Rights Agreement

10.01             Consulting Agreement and Covenant Not to
                  Compete, dated July 1, 1997, between the Company and Kim Crowther and Brian Jensen.

10.02             1997 Stock Bonus Plan

10.03             Promissory Note and Purchase Money Security
                  Agreement between the Company and General
                  Binding Corporation, dated March 27, 1997.

10.04             Settlement Agreement with FTC

*10.05            Consulting Agreement with Jande International
                  Holdings, LLC

*10.06            Consulting Agreement with S.G. Financial, Inc.

11.01             Earnings per Share

21.01             Subsidiaries

*27.01            Financial Data Schedule

--------------------



Item 2 - Description of Exhibits    -   Not applicable














                                     III - 2

                                   SIGNATURES
                                   ----------


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               VOXCOM HOLDINGS, INC.



                           By: /s/ Donald G. McLellan
                               -----------------------------
                               Donald G. McLellan, President
September 22, 1998